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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            ONCURE TECHNOLOGIES CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   68232U 10 0
                                 (CUSIP Number)

                                                      With a copy to:
         Jeffrey A. Goffman                      Scott M. Zimmerman, Esq.
     OnCure Technologies Corp.             Swidler Berlin Shereff Friedman, LLP
610 Newport Center Drive, Suite 350                405 Lexington Avenue
      Newport Beach, CA 92660                    New York, New York 10174
           (949) 721-6540                             (212) 973-0111

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 17, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68232U  10 0                                        Page 2 of 5 Pages

--------------------------------------------------------------------------------------------------------------------
1.        Names of Reporting Persons
          IRS Identification Nos. of above persons (entities only)
                   Dr. Shyam B. Paryani
--------------------------------------------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)                               (a) [ ]
                                                                                                            (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3.        Sec Use Only

--------------------------------------------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)
                   PF
--------------------------------------------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]
--------------------------------------------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
                   United States
--------------------------------------------------------------------------------------------------------------------
   Number of Shares     7.         Sole Voting Power
Beneficially Owned by                       892,911
  Each Reporting        --------------------------------------------------------------------------------------------
   Person With          8.         Shared Voting Power
                                            0
                        --------------------------------------------------------------------------------------------
                        9.         Sole Dispositive Power
                                            892,911
                        --------------------------------------------------------------------------------------------
                        10.        Shared Dispositive Power
                                            0
--------------------------------------------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                   892,911
--------------------------------------------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                  [ ]
--------------------------------------------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)
                   9.68%
--------------------------------------------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)
                   IN
--------------------------------------------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 26, 2001 (as so amended, the "Schedule 13D").

ITEM 1.       SECURITY AND ISSUER

              Item 1 is hereby amended and restated in its entirety to read as follows.

              This statement relates to the common stock, par value $.001 per share (the "Shares"), of OnCure Technologies Corp. (the "Issuer").

              The address of the principal executive office of the Issuer is 610 Newport Center Drive, Suite 350, Newport Beach, CA 92660.

ITEM 2.       IDENTITY AND BACKGROUND

              Item 2 is hereby amended and restated in its entirety to read as follows:

              (a), (b) and (c). This statement is being filed by Dr. Shyam B. Paryani (the "Reporting Person"). The Reporting Person is a Board-Certified radiation oncologist and his present principal occupation is Director of Radiation Oncology at Memorial Hospital, Williams Cancer Center, and Co-Director of Radiation Oncology at Baptist Medical Center, FCC-Wells, FCC-Northside, FCC-St. Johns, FCC-Orange Park, and FCC-Palatka. The Reporting Person's primary business address is 3599 University Blvd South, Jacksonville, Florida 32256.

              (d) and (e).       During the past five years the Reporting Person
has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

              Except as provided below, during the past five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Item 3 is hereby amended and supplemented as follows:

              On December 16, 2002 the Reporting Person acquired 36 shares of Series H Cumulative Accelerating Redeemable Preferred Stock of the Issuer (the "Series H Convertible Stock"). The shares of Series H Convertible Stock, which are convertible into 96,000 Shares, were acquired with personal funds.

ITEM 4.       PURPOSE OF TRANSACTION

              Item 4 is hereby amended and supplemented as follows:

                                                               Page 4 of 5 Pages

              The shares of Series H Convertible Stock were acquired for investment purposes.

              The Issuer is contemplating acquiring the outstanding capital stock of Coastal Radiation Oncology Medical Group, Inc. and its affiliates. In the event that the transaction is entered into and the acquisition consummated, it is anticipated that the Series H Convertible Stock may need to be modified or exchanged for a new series of preferred stock of the Issuer. As of the date hereof, no agreements or arrangements currently exist in regard to the contemplated acquisition.

              Except as set forth in the preceding paragraph, the Reporting Person has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to effect such transactions and to formulate plans and proposals that relate to or would result in such transactions, subject to applicable laws and regulations.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              Item 5 is hereby amended and restated in its entirety to read as follows:

              (a) and (b). The Reporting Person may be deemed to be the beneficial owner of 892,911 Shares, constituting 9.68% of the currently issued and outstanding shares of the Issuer (as of December 20, 2002 there were 8,759,879 Shares outstanding), including an aggregate of 46,000 Shares issuable upon exercise of certain stock options, which are exercisable within 60 days, 320,513 Shares issuable upon conversion of shares of Series D Convertible Preferred Stock and 96,000 Shares issuable upon conversion of 36 shares of Series H Convertible Stock. The Reporting Person has the sole power to vote and dispose of all 892,911 Shares.

              (c) Except for the acquisition of the Series H Convertible Stock described in Item 3 above, the Reporting Person has not engaged in any transactions with respect to any securities of the Issuer during the past sixty
(60) days.

              (d) and (e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              The Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              None.

                                                               Page 5 of 5 Pages




                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  December 20, 2002                             /s/ Shyam B. Paryani
                                                     ---------------------------
                                                     Shyam B. Paryani



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)